NO ACT

PE
2-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045130

Received SEC
MAR 28 2008
Washington, DC 20549

March 28, 2008

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 3/28/2008

Re: Royal Caribbean Cruises Ltd.
Incoming letter dated February 8, 2008

Dear Mr. Hall:

This is in response to your letter dated February 8, 2008 concerning the shareholder proposal submitted to Royal Caribbean by Robert L. Kurte and Harold Kurte. We also have received a letter from the proponents dated February 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert L. Kurte
Harold Kurte
2701 Edgewater Court
Weston, FL 33332-3403

PROCESSED
APR 08 2008
B
THOMSON
FINANCIAL

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

February 8, 2008

Re: Royal Caribbean Cruises Ltd. – Shareholder Proposal Submitted by Robert L. Kurte and Harold Kurte

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Royal Caribbean Cruises Ltd., a Liberian corporation ("Royal Caribbean"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "Proposal") submitted to Royal Caribbean on December 7, 2007 by Robert L. Kurte and Harold Kurte (the "Proponents"), for inclusion in the proxy materials Royal Caribbean intends to distribute in connection with its 2008 Annual Meeting of Shareholders.

We respectfully request confirmation that the staff of the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, Royal Caribbean omits the Proposal from its 2008 proxy materials. Royal Caribbean expects to file its definitive proxy materials with the Commission on or about April 29, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Royal Caribbean files its definitive 2008 proxy materials.

Pursuant to rule 14a-8(j), we have enclosed six copies of each of this letter and the Proposal, and a copy of this submission is being sent simultaneously to the Proponents as notification of Royal Caribbean's intention to omit the Proposal from its 2008 proxy materials. Royal Caribbean has not received any other correspondence from the Proponents to be included with this letter. This letter constitutes Royal Caribbean's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by Royal Caribbean as to the factual matters set forth herein.

I. Introduction

The Proposal is attached hereto as Exhibit A. The Proposal would require Royal Caribbean to adopt specific "Guidelines of Stock Ownership for Directors and Executives" as follows:

TITLE	STOCK OWNERSHIP GUIDELINES
Chairman and CEO	5 TIMES BASE SALARY
Brand President & All Other Executive Officers	3 TIMES BASE SALARY
Key Staff Positions	1 TIMES BASE SALARY
Directors	3 TIMES BASE ANNUAL RETAINER

In addition, the Proposal would mandate that:

- "Each director and executive covered by the guidelines must hold in shares at least 30% of their gain on the stock option exercise for a period of six months. Those who do not meet the guidelines after the six month period must continue to hold the shares until the guidelines are met."

- "Any individual covered by this policy may not purchase, sell or enter into any market transactions with respect to Royal Caribbean stock during any 'blackout' period."

and

- "Stock ownership guidelines prohibit directors and executives from speculating in Royal Caribbean's stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases); buying or selling publicly traded options, including writing covered calls and hedging of any other type of derivative arrangement that has a similar effect."

Royal Caribbean intends to omit the Proposal from its 2008 proxy materials because it relates to Royal Caribbean's ordinary business operations, and because key portions of the Proposal have already been substantially implemented.

II. Discussion

A. *The Proposal Relates to Royal Caribbean's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. The Staff outlined its analytical approach to shareholder proposals that seek action with respect to employee management issues in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff observed that the "Commission has stated that proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees,' relate to ordinary business matters." See Exchange Act Release No. 40018 (May 21, 1998).

The Proposal would require Royal Caribbean to adopt specific stock ownership and trading requirements that would apply to employees who are not senior officers, but who are deemed to hold "Key Staff Positions." This is clear from the fact that the stock ownership guidelines contained in the Proposal distinguish between "Brand President & All Other Executive Officers," who would be required to own stock worth three times their base salary, and employees in "Key Staff Positions," who would be required to own stock worth one times their base salary.

Royal Caribbean, a company that operates 35 cruise ships under five brands, with more than 4,000 full-time employees in its shoreside operations and more than 35,000 shipboard employees, has hundreds of employees potentially includable under the category "Key Staff Positions." Each of these individuals would be subject to a stock ownership requirement that is tied to the level of his or her base salary, and therefore the guidelines would directly interfere with the manner in which Royal Caribbean structures the compensation and benefits packages of such employees, as management decisions regarding the mix of base salary, incentive compensation and benefits for individual employees would have to take into account the implications to the employee of a stock ownership requirement. Moreover, the guidelines purport to regulate holding periods for stock that "executives" receive upon exercise of options awarded for compensation purposes. While most Royal Caribbean employees who could be considered "key staff" are not "executive officers" within the meaning of the Exchange Act and rules thereunder, they may well be considered "executives" for purposes of the Proposal, and would thus be subject to the holding period required by the Proposal. The Proposal therefore intrudes even further into ordinary course employee compensation matters.

In the analogous situation discussed in SLB 14A, the Staff described its historical bright-line test for determining whether compensation-related shareholder proposals constitute an impermissible intrusion into a company's ordinary business operations, as follows:

- "We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and

- "We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)."

Because it is clear from the text of the Proposal that it purports to regulate compensation-related matters well beyond the ranks of Royal Caribbean's senior executives and directors, the Proposal relates to general employee compensation matters and is therefore excludable under rule 14a-8(i)(7). *Plexus Corp.* (September 4, 2007); *General Motors Corporation* (April 4, 2007); *Peoples Ohio Financial Corporation* (July 20, 2005); *Reliant Resources, Inc.* (March 18, 2004); *Sempra Energy* (December 19, 2002); *Xerox Corporation* (March 31, 2000); *MBNA Corporation* (February 23, 2000).

B. *Key Portions of the Proposal Have Been Substantially Implemented*

Rule 14a-8(i)(10) permits the exclusion of a proposal if the company has already substantially implemented it. To be "substantially implemented," the proposal does not have to be "fully effected." Exchange Act Release No. 20091 (August 16, 1983). If the company's policies, practices and procedures "compare favorably" with the requirements of the proposal, it has substantially implemented the proposal. *Cisco Systems, Inc.* (August 11, 2003); *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation requires that a company's actions satisfactorily address the "essential objective" of the proposal. *Hewlett-Packard Company* (December 11, 2007); *The Kroger Co.* (April 11, 2007); *General Motors Corp.* (April 5, 2006).

1. *Stock ownership guidelines for officers*

Royal Caribbean has already substantially implemented the Proposal insofar as it concerns stock ownership guidelines for officers, and therefore the corresponding provisions of the Proposal are excludable in reliance upon rule 14a-8(i)(10).

Royal Caribbean already has stock ownership guidelines in effect to demonstrate its interest in having its officers hold an equity position in the company. The current guidelines established by Royal Caribbean's board, as set forth in Royal Caribbean's 2007 proxy materials filed with the Commission, are as follows:

Officer Level	Holdings as a Multiple of Base Salary
Chairman & CEO	5 TIMES BASE SALARY
Brand Presidents & all other Executive Officers	3 TIMES BASE SALARY

As is evident from the table above, Royal Caribbean's existing stock ownership guidelines with respect to its chairman & CEO, brand presidents and all other executive officers are substantially the same as those contained in the Proposal. These portions of the Proposal have clearly been substantially implemented and are therefore excludable in reliance upon rule 14a-8(i)(10).

2. *Securities trading provisions*

Royal Caribbean has already substantially implemented the last two paragraphs of the Proposal, and therefore those two paragraphs, as well as the second "Whereas" clause which corresponds to those paragraphs, are also properly excludable under rule 14a-8(i)(10).

The penultimate paragraph of the Proposal states as follows:

> "Any individual covered by this policy may not purchase, sell, or enter into any market transactions with respect to Royal Caribbean stock during any 'blackout' period. A blackout period usually applies from the beginning of the first day following the last month of each fiscal quarter (January, April, July, and October 1 of each year) up to and including two full trading days after the public release of Royal Caribbean's quarterly or annual financial results. In addition to the regularly scheduled blackout periods, Royal Caribbean may impose additional blackout periods during which there exists material non-public information about Royal Caribbean, such as major acquisitions and divestitures."

In other words, for a company like Royal Caribbean that releases earnings approximately one month after the end of a fiscal quarter, the Proposal would permit a two-month trading window each fiscal quarter.

Royal Caribbean has already adopted a blackout policy that applies to all directors and officers. It states that:

> "[A] director or officer should only purchase or sell the Company's securities during a 45-day period each fiscal quarter. The 45-day period will start on the third business day after the Company issues its earnings press release for the previous fiscal quarter. Earnings press releases are generally released a month after the end of each fiscal quarter."

Since Royal Caribbean's existing policy creates a 45-day open window, which is even more restrictive than the Proposal's two-month open window,

Royal Caribbean's policy certainly "compares favorably" with the Proposal and accomplishes its "essential objective."

Likewise, Royal Caribbean's existing policy permits it to impose a trading halt during an open window period, as contemplated by the last sentence of the penultimate paragraph of the Proposal. If a director or officer intends to trade during an open window, he or she must notify Royal Caribbean's general counsel, who then may decline to approve the trade. Specifically, Royal Caribbean's policy states:

> "If a director or officer or a covered family member would like to buy or sell any of the Company's securities, including any intention to exercise and sell the shares covered by stock options, the director or officer must notify the General Counsel in advance of his or her intentions, and the General Counsel will then determine, after consultation with the Chief Executive Officer and/or the Chief Financial Officer, whether the sale or purchase of securities conforms to [Royal Caribbean's securities trading policy which prevents trading on the basis of material non-public information]."

Royal Caribbean has also already substantially implemented the last paragraph of the Proposal, which states that:

> "Stock ownership guidelines prohibit directors and executives from speculating in Royal Caribbean's stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases); buying or selling publicly traded options, including writing covered calls and hedging of any other type of derivative arrangement that has a similar effect."

In this connection, Royal Caribbean's existing policy provides that:

> "A director or officer is prohibited from short selling the Company's securities (i.e., selling securities which the director or officer does not then own) or acquiring put or call options on the Company's securities (other than stock options issued by the Company), all of which are highly speculative investments."

Both the Proposal and Royal Caribbean's existing policy prohibit short-selling and options trading involving Royal Caribbean's stock. The insubstantial differences in wording between Royal Caribbean's existing policy and the Proposal's requirements demonstrate that this element of the Proposal may be properly excluded under rule 14a-8(i)(10). *Hewlett-Packard Company* (December 11, 2007); *Honeywell International Inc.* (January 31, 2007); *Sun Microsystems, Inc.* (September 12, 2006).

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from Royal Caribbean's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if Royal Caribbean proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

cc: Bradley H. Stein, Esq.
Richard Montes de Oca, Esq.
Royal Caribbean Cruises Ltd.

Robert L. Kurte
Harold Kurte
2701 Edgewater Court
Weston, Florida 33332-3403
(via courier)

Exhibit A

**SHAREHOLDER PROPOSAL OF
ROBERT L. KURTE AND HAROLD KURTE
FOR THE 2008 ANNUAL MEETING OF
ROYAL CARIBBEAN CRUISES LTD.**

"Whereas We Believe:

Merely encouraging directors of the company to accumulate ownership of $100,000 of company stock is insufficient. In order to align the interests of the directors and shareholders, directors should have a significant financial stake in the company.

"And Whereas:

In the interest of promoting better shareholder relationships some general rules under which corporate officials may properly buy or sell stock in the company need to be adopted and made part of the corporate governance principles of the company.

"Hereby Be It Resolved"

Each director must own Royal Caribbean shares equal in value to a minimum of three times the base annual retainer payable to a director. Directors must achieve this ownership level by the latter of July 1st, 2011 or three years after the director has become a board member.

After the adoption of this proposal, the following stock ownership guidelines are to take effect from July 1st, 2008.

Guidelines of Stock Ownership for Directors and Executives

TITLE	STOCK OWNERSHIP GUIDELINES
Chairman and CEO	5 TIMES BASE SALARY
Brand Presidents & All Other Executive Officers	3 TIMES BASE SALARY
Key Staff Positions	1 TIMES BASE SALARY
Directors	3 TIMES BASE ANNUAL RETAINER

Stock Ownership Guidelines

Each director and executive covered by the guidelines must hold in shares at least 30% of their gain on the stock option exercise for a period of six months. Those who do not meet the guidelines after the six month period must continue to hold the shares until the guidelines are met.

Any individual covered by this policy may not purchase, sell, or enter into any market transactions with respect to Royal Caribbean stock during any "blackout" period. A blackout period usually applies from the beginning of the first day following the last month of each fiscal quarter (January, April, July, and October 1 of each year) up to and including two full trading days after the public release of Royal Caribbean's quarterly or annual financial results. In addition to the regularly scheduled blackout periods, Royal Caribbean may impose additional blackout periods during which there exists material non-public information about Royal Caribbean, such as major acquisitions and divestitures.

Stock ownership guidelines prohibit directors and executives from speculating in Royal Caribbean's stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases); buying or selling publicly traded options, including writing covered calls and hedging of any other type of derivative arrangement that has a similar effect.

ROBERT L. KURTE & HAROLD KURTE
2701 EDGEWATER COURT
WESTON, FLORIDA 33332-3403
954-384-4555

December 7, 2007

Mr. Bradley Stein
Vice President
Corporate Secretary
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

RECEIVED
2008 FEB -8 PM 4:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Dear Mr. Stein:

Please be advised that as shareholders of record in Royal Caribbean Cruises Ltd. of 200 shares of common stock, Robert L. Kurte and Harold Kurte would like to see the enclosed shareholder proposal included in the proxy materials relating to the 2008 Annual Meeting of Royal Caribbean Shareholders.

In addition, pursuant to the rules and regulations of the Securities and Exchange Commission, we intend to continue to hold our shares in Royal Caribbean through the date of the 2008 annual meeting where we fully intend to present our enclosed proposal.

Sincerely,

Robert L. Kurte
rlkurte@myacc.net

Harold Kurte
hkurte@myacc.net

Enclosure

SHAREHOLDER PROPOSAL OF ROBERT L. KURTE AND HAROLD KURTE FOR THE 2008 ANNUAL MEETING OF ROYAL CARIBBEAN CRUISES LTD.

"Whereas We Believe:

Merely encouraging directors of the company to accumulate ownership of $100,000 of company stock is insufficient. In order to align the interests of the directors and shareholders, directors should have a significant financial stake in the company.

"And Whereas:

In the interest of promoting better shareholder relationships some general rules under which corporate officials may properly buy or sell stock in the company need to be adopted and made part of the corporate governance principles of the company.

"Hereby Be It Resolved"

Each director must own Royal Caribbean shares equal in value to a minimum of three times the base annual retainer payable to a director. Directors must achieve this ownership level by the latter of July 1st, 2011 or three years after the director has become a board member.

After the adoption of this proposal, the following stock ownership guidelines are to take effect from July 1st, 2008.

Guidelines of Stock Ownership for Directors and Executives

TITLE	STOCK OWNERSHIP GUIDELINES
Chairman and CEO	5 TIMES BASE SALARY
Brand Presidents & All Other Executive Officers	3 TIMES BASE SALARY
Key Staff Positions	1 TIMES BASE SALARY
Directors	3 TIMES BASE ANNUAL RETAINER

Stock Ownership Guidelines

Each director and executive covered by the guidelines must hold in shares at least 30% of their gain on the stock option exercise for a period of six months. Those who do not meet the guidelines after the six month period must continue to hold the shares until the guidelines are met.

Any individual covered by this policy may not purchase, sell, or enter into any market transactions with respect to Royal Caribbean stock during any "blackout" period. A blackout period usually applies from the beginning of the first day following the last month of each fiscal quarter (January, April, July, and October 1 of each year) up to and including two full trading days after the public release of Royal Caribbean's quarterly or annual financial results. In addition to the regularly scheduled blackout periods, Royal Caribbean may impose additional blackout periods during which there exists material non-public information about Royal Caribbean, such as major acquisitions and divestitures.

Stock ownership guidelines prohibit directors and executives from speculating in Royal Caribbean's stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases); buying or selling publicly traded options, including writing covered calls and hedging of any other type of derivative arrangement that has a similar effect.

Robert L. Kurte & Harold Kurte
2701 Edgewater Court
Weston, FL 33332-3403

RECEIVED
2008 FEB 20 PM 5:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 12, 2008

Re: Royal Caribbean Cruises Ltd. – Shareholder Proposal Submitted by Robert L. Kurte and Harold Kurte

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

Pursuant to rule 14a-8(k), we hereby offer the following response to the efforts of Royal Caribbean to omit our Proposal from the 2008 proxy materials and have enclosed six paper copies of our response.

On page one of his letter to the SEC, Mr. Hall, the attorney for Royal Caribbean states that:

> "Royal Caribbean has not received any other correspondence from the Proponents to be included with this letter."

We feel that this creates the false impression that Royal Caribbean notified us of their intention to exclude our proposal at any point between the submission of our proposal on December 7, 2007 and Mr. Hall's letter to the SEC dated February 8, 2008.

We only became aware of Royal Caribbean's intention to omit our proposal from their 2008 proxy materials on February 11, 2008 when we received a copy of Mr. Hall's letter to the SEC via FedEx.

Therefore it would have been impossible for Royal Caribbean to have received any other correspondence from us to be included in Mr. Hall's letter to the SEC.

Much of the confusion regarding Royal Caribbean's policy on stock trading by directors and officers could easily have been resolved if their policy would be posted on their corporate website.

While the arguments made by the company may be compelling, it would be a tremendous miscarriage if all the elements of our proposal were omitted from inclusion in the 2008 proxy materials.

The company has not offered any objection to the establishment of ownership requirements for directors. The importance of director stock ownership is recognized by the New York Stock Exchange's Listed Company Manual Section 309.00 Purchases of Company Stock by Directors and Officers.

Furthermore in regard to the following paragraph:

> "Each director and executive covered by the guidelines must hold in shares at least 30% of their gain on the stock option exercise for a period of six months. Those who do not meet the guidelines after the six month period must continue to hold the shares until the guidelines are met."

This will serve to encourage directors and executives to maintain a meaningful investment in the company and to better align management's interests with all shareholders. In addition it is meant to discourage the exercising of options for the sole purpose of turning around and immediately selling the shares.

Therefore we would like to offer the following alteration in our proposal to ensure its inclusion in Royal Caribbean's 2008 Proxy Materials. (See Exhibit A)

If you or your colleagues have any questions or require additional information, we may be reached at 954-384-4555 or via e-mail at rlkurte@myacc.net or hkurte@myacc.net.

We look forward to you favorable response.

Cordially,

Robert L. Kurte

Harold Kurte

Exhibit A

REVISED SHAREHOLDER PROPOSAL OF ROBERT L. KURTE AND HAROLD KURTE FOR THE 2008 ANNUAL MEETING OF ROYAL CARIBBEAN CRUISES LTD.

"Whereas We Believe:

Merely encouraging directors of the company to accumulate ownership of $100,000 of company stock is insufficient. In order to align the interests of the directors and shareholders, directors should have a significant financial stake in the company.

"And Whereas:

In the interest of promoting better shareholder relationships a policy needs to be adopted to encourage directors and executive officers to maintain a meaningful investment in the company they manage and to better align their interests with all shareholders

"Hereby Be It Resolved"

Each director must own Royal Caribbean shares equal in value to a minimum of three times the base annual retainer payable to a director. Directors must achieve this ownership level by the latter of July 1st, 2011 or three years after the director has become a board member.

Each director and executive officer covered by stock ownership guidelines must hold in shares at least 30% of their gain on the stock option exercise for a period of six months. Those who do not meet the guidelines after the six month period must continue to hold the shares until the guidelines are met.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Royal Caribbean Cruises Ltd.
Incoming letter dated February 8, 2008

The proposal provides that certain of Royal Caribbean's directors, executives, and other employees own an amount of company shares specified in the proposal and that certain individuals refrain from engaging in transactions specified in the proposal.

We are unable to concur in your view that Royal Caribbean may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Royal Caribbean may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Royal Caribbean may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Royal Caribbean may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END